FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: December 10, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

December 10, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Director Appointment at Wheaton River

Vancouver, BC - Wheaton River Minerals (TSX: WRM, AMEX: WHT) is pleased to announce the appointment on December 3, 2004 of Mr. John Bell as a Director of Wheaton River Minerals Ltd.

Mr Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to1996. Mr Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada's chief negotiator at the Earth Summit.

Mr. Bell resides in Vancouver and he is currently Chairman of Coast Cranberries and an independent director of Taiga Forest Products.

Wheaton River is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 ounces of gold at a total cash cost of less that US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 604-696-3011 or visit www.wheatonriver.com.